Exhibit 99.1

Sapiens DECISION Expands Insurance Technology Offering

A top tier insurer has selected Sapiens’ business decision management solution, which now includes underwriting and product creation capabilities, to modernize its insurance applications

Holon, Israel and Cary, North Carolina – October 9, 2018 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that a top tier insurer has selected Sapiens DECISION Manager, a business decision management solution, to modernize its insurance applications. Expanding the industry-leading business management system to include underwriting and product creation capabilities is expected to help insurers offer a unique customer experience.

The Sapiens DECISION solution is a strategic component that enables insurance companies to continuously improve their technology and provide the highest level of service to clients.

“Sapiens has a proven ability to deliver high quality results for insurers, as well as other top tier organizations across verticals. We look forward to continuing to help insurance companies achieve their business goals,” said Harold Westervelt, General Manager of Sapiens DECISION.

“Sapiens DECISION is essential for modernizing key technology platforms, which will allow firms to quickly and agilely respond to the ever-changing needs of their clients,” said David Clamp, Managing Director at Merlin Digital Consulting Ltd. and former CIO at Hiscox. “The pace of change in the insurance industry continues to increase and innovation is essential. Insurers seek solutions that will help to drive their business forward and Sapiens DECISION certainly fits that description.”

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com